1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 15, 2016

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,576

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,576 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Sustainable MSCI Global Impact ETF, previously known as iShares MSCI Global Impact ETF (the “Fund”), a series of the Trust.

The comments were provided to the Trust on March 18, 2016 and discussed with you in a telephone conversation on April 1, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: The narrative indicates that the Fund will pay “future distribution fees.” If so, under “Annual Fund Operating Expenses,” please explain why “Distribution and Service (12b-1) Fees” is None.

Response: The narrative under the section “Fees and Expenses” tracks the description in the Fund’s investment advisory agreement, which provides that BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses. The disclosure in the fee table under “Annual Fund Operating Expenses” states “None” under “Distribution and Service (12b-1) Fees” because the Fund does not expect to incur any such fees at this time.

Comment 2: Under “Annual Fund Operating Expenses,” please explain why “Other Expenses” are “None.” The narrative indicates that interest expenses, taxes, brokerage expenses, future distribution fees and extraordinary expenses in financial statements are to be paid by the Fund.

Response: The disclosure states “None” under “Other Expenses” because the Fund does not expect to incur any estimated “Other Expenses” at this time.

Comment 3: Under “Principal Investment Strategies,” we note that there is no mention of Australia or New Zealand in the list of countries or regions comprising the Underlying Index. However, “Risk of Investing in Australasia,” including Australia and New Zealand, is included on page 12 of the SAI.

Response: Page S-2 of the Prospectus notes that the Underlying Index includes companies in Australia. The Trust has revised the disclosure on page 12 of the SAI to include “Risk of Investing in Australia,” instead of “Risk of Investing in Australasia,” to account for the fact that the Fund does not expect to invest in companies in New Zealand.

Comment 4: Please clarify what is meant by “Components of the Underlying Index primarily include consumer staples, healthcare and industrials companies.” For example, is more than 50% of the Underlying Index currently comprised of these sectors?

Response: The Trust has disclosed the Fund’s “top three” sectors based on the percentage of exposure of the sector in the Underlying Index. The “top three” sectors do not necessarily represent more than 50% of the Underlying Index.

Comment 5: If the index is currently concentrated, please disclose the industry and related risks.

Response: The Underlying Index is not currently concentrated in any industry (i.e., does not have greater than 25% exposure).

Comment 6: We suggest adding the risk of investing in emerging market countries as a principal risk factor.

Response: The Trust confirms that the Fund will not be subject to emerging markets as a principal risk factor; “Risk of Investing in Emerging Markets” is disclosed under the section “A Further Discussion of Other Risks.”

Comment 7: Please provide additional disclosure regarding Concentration Risk with respect to Authorized Participants.

Response: The Trust respectfully believes that no additional disclosure is necessary under “Concentration Risk,” which is limited to addressing the risk of the Fund’s concentration in a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. The Trust notes that the Prospectus includes a specific “Authorized Participant Concentration Risk,” which states: “Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may trade at a premium or discount to NAV and possibly face trading halts and/or delisting.”

Comment 8: Because you have chosen to add a reference to tax-deferred arrangements to the language required by Item 7 of Form N-1A, under “Tax Information” please add disclosure similar to the following to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement: “The Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred arrangement.”

Response: The Trust has added the following language to the end of the sentence in the “Tax Information” section: “in which case, your distributions generally will be taxed when withdrawn.” The Trust respectfully notes that it will consider additional revisions to this language in the future.

Comment 9: We suggest that you consider adding a statement that the prospectus and the SAI are available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased or sold. As you note, the prospectus delivery exemption of Section 4(a)(3) of the 1933 Act is not available as a result of Section 24(d) of the 1940 Act. Please also include the required information about prompt delivery. See Instructions 2 and 3 to Item 1(b) of form N-1A.

Response: The Trust respectfully declines to add the language discussed in Instructions 1 and 2 to Item 1(b), but will consider adding the language in the future. The Trust notes that including this information on the back cover page is not required by Form N-1A, as Instruction 1 to Item 1(b) states that a Fund “may indicate,” if applicable, that the SAI and other information is available from a financial intermediary through which shares of the Fund may be purchased or sold, and Instruction 2 to Item 1(b) states the timing of which the information must be sent to an investor after it has been requested; it does not state that disclosure of that timing is required. The Trust further notes that the SAI contains language noting that the prospectus delivery exemption of Section 4(a)(3) of the Securities Act is not available as a result of Section 24(d) of the Investment Company Act.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.
Marisa Rolland, Esq.
Michael Gung
Seong Kim